FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA PROVIDES PRELIMINARY OUTLOOK FOR 2009

Mexico City, December 11, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) provided a preliminary outlook for the expected performance of the company during the coming year.

Speaking today at a Citigroup investor conference in Mexico City, Dr. José Luis Guerrero, ICA’s CEO, said that he expected total consolidated revenues in 2009 to increase approximately 20-30% over estimated 2008 revenues of approximately Ps. 28 billion. The growth is expected to result principally from the execution of construction projects that have already been awarded and for which financing has been obtained.

As of September 30, 2008 ICA’s construction backlog was Ps. 38.5 billion, equivalent to 20 months construction work at third quarter levels.

“Management’s expectation is that we will continue to see a continuation of the revenue trends that are evident in 2008. We are projecting strong construction revenue growth, particularly for civil construction, and solid growth in revenues from operation of infrastructure as recently completed projects ramp up and projects under construction come on line. These areas are expected to compensate for relatively flat performance by the business units that are more affected by the economic slowdown,” Dr. Guerrero said.

He also added that because of the change in the financial markets, the mix of projects was likely to shift more toward traditional public works and away from financed public works and large-scale, concessioned infrastructure projects. “In light of these changes, ICA will need to revisit our 2010 target of generating 60% of revenues from construction, 20% from housing, and 20% from infrastructure operation,” he added.

Dr. Guerrero also said that ICA expected to generate consolidated Adjusted EBITDA margin of approximately 10 to 12% in 2009. Through the first nine months of 2008, ICA’s Adjusted EBITDA margin was 10.9%.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs,

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer